Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2010

Commission File Number: 001-33623

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road, Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

WuXi PharmaTech (Cayman) Inc.

Form 6-K

TABLE OF CONTENTS

Page
Signature	3

Exhibit 99.1 — Press Release dated June 24, 2010	4

Exhibit 99.2 — Letter to WuXi Shareholders dated June 24, 2010	6

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WuXi PharmaTech (Cayman) Inc.

	By:	/s/ GE LI
	Name:	Ge Li
	Title:	Chairman and Chief Executive Officer

Date: June 24, 2010

Exhibit 99.1

WUXI PHARMATECH SCHEDULES SHAREHOLDER MEETING

FOR TRANSACTION WITH CHARLES RIVER LABORATORIES

SHANGHAI— June 24, 2010 – WuXi PharmaTech (Cayman) Inc. (NYSE: WX) today announced that the Grand Court of the Cayman Islands has scheduled a hearing for June 29, 2010 in connection with WuXi’s proposed cash-and-stock transaction with Charles River Laboratories International, Inc. (NYSE: CRL). Under Cayman law, Grand Court approval is required to complete the transaction. Subject to court approval, WuXi’s shareholder meeting will be held on August 5, 2010, at which time shareholders of record as of June 30, 2010 will be able to vote their shares on the combination with Charles River. The Charles River shareholder meeting to vote on the transaction is also scheduled to be held on August 5, 2010, for Charles River shareholders of record as of June 30, 2010.

“This complementary combination is very attractive from a strategic perspective, and we believe it will create substantial value for WuXi shareholders who will retain significant upside through the stock component of the transaction while also receiving $11.25 in cash for each American Depositary Share,” said Dr. Ge Li, WuXi Chairman and Chief Executive Officer. “This combination will create a full-service, early-stage drug development company ideally positioned to address the rapidly changing needs of our pharmaceutical customers who are increasingly looking for a broad range of global outsourcing solutions, particularly in China. We look forward to closing the transaction and bringing the compelling benefits of the combination to our customers and shareholders.”

As announced on April 26, 2010, Charles River is seeking to acquire all of the outstanding ordinary shares of WuXi through a scheme of arrangement under Section 86 of the Cayman Companies Law. The scheme of arrangement must be approved by the Grand Court and by a majority in number of the WuXi shareholders representing 75% or more of the WuXi shares present and voting, whether in person or by proxy. The Court is expected to render its final decision approximately two weeks following the WuXi shareholder vote and WuXi expects the transaction to close by the fourth quarter of 2010.

About WuXi PharmaTech

WuXi PharmaTech is a leading pharmaceutical, biotechnology and medical device R&D outsourcing company, with operations in China and the United States. As a research-driven and customer-focused company, WuXi PharmaTech provides a broad and integrated portfolio of laboratory and manufacturing services throughout the drug and medical device R&D process. WuXi PharmaTech’s services are designed to assist its global partners in shortening the cycle and lowering the cost of drug and medical device R&D. WuXi PharmaTech’s operating subsidiaries are known as WuXi AppTec. For more information, please visit: http://www.wuxiapptec.com.

For more information, please contact:

Investors:	Media:
WuXi PharmaTech (Cayman) Inc.	Sard Verbinnen & Co
Ronald Aldridge	George Sard/Brandy Bergman/Jonathan Doorley
Director of Investor Relations	Tel: (212) 687-8080
Tel: (201) 585-2048	Email: jdoorley@sardverb.com
Email: ir@wuxiapptec.com

Cautionary Note Regarding Forward-Looking Statements

Statements in this release contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements, including anticipated benefits of the proposed combination with Charles River Laboratories, are not historical facts but instead represent only WuXi’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside of WuXi’s control. Actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Risks with respect to the proposed combination include: (i) the possibility that the proposed combination may be delayed or not completed due to the failure to obtain stockholder or regulatory approvals or otherwise satisfy the conditions to the proposed combination as set forth in WuXi’s acquisition agreement with Charles River; (ii) problems may arise in successfully integrating the businesses of the two companies; (iii) the acquisition may involve unexpected costs; (iv) the combined company may not achieve the anticipated transaction benefits; (v) restrictions in WuXi’s acquisition agreement with Charles River that require WuXi to conduct its business in the ordinary course consistent with past practices and in accordance with other specific limitations may delay or prevent WuXi from taking advantage of business opportunities that may arise prior to the combination; (vi) the businesses may suffer as a result of uncertainty surrounding the combination; and (vii) the businesses may be subject to future regulatory or legislative actions and other risks that are described in WuXi’s 2009 Annual Report on Form 20-F and Charles River’s 2009 Annual Report on Form 10-K under the caption “Risk Factors”, respectively, each filed with and available on the Securities and Exchange Commission’s (“SEC’s”) website at http://www.sec.gov. WuXi assumes no obligation and expressly disclaims any duty to update information contained herein except as required by law.

Additional Information

This document is not a solicitation of a proxy. In connection with the proposed combination, WuXi will mail a scheme document to its shareholders. Before making any voting or investment decisions, WuXi shareholders are urged to read the scheme document and other relevant documents provided to them because they will contain important information. The scheme document will be mailed to the WuXi shareholders seeking their approval of the proposed combination. In addition, the scheme document will be available free of charge at the SEC’s website, www.sec.gov.

#   #   #

Exhibit 99.2

June 24, 2010

Dear Fellow WuXi Shareholder:

As you may know, on April 26, 2010, WuXi PharmaTech (Cayman) Inc. and Charles River Laboratories Inc. (NYSE: CRL) announced a definitive agreement to combine our companies and create the world’s premier early-stage contract research organization (“CRO”) – offering a full range of products and services from molecule creation to first-in-human testing on a global basis.

To effect the combination, Charles River will acquire all of the outstanding ordinary shares of WuXi through a scheme of arrangement that must be approved by the Grand Court of the Cayman Islands (“Grand Court”) and by a majority in number of the WuXi shareholders representing 75% or more of the WuXi shares present and voting, whether in person or by proxy.

Holders of WuXi American Depositary Shares will receive $11.25 in cash and $9.42 in Charles River shares per WuXi share, based on an exchange ratio of 0.2692 and Charles River’s closing share price on June 23, 2010. Accordingly, WuXi shareholders will receive not only a cash payment at closing, but also a significant continuing ownership stake in what we believe will be an extremely well-positioned company with strong long-term prospects. For further detail on the consideration, please refer to our 6K filing dated June 24, 2010.

As announced today, the Grand Court hearing is set for June 29, 2010. Subject to court approval, the WuXi shareholder meeting will be held August 5, 2010, at which time shareholders of record as of June 30, 2010 will vote on the proposed transaction. The Grand Court is expected to render its final decision approximately two weeks after the WuXi shareholder vote. The Charles River shareholder meeting to vote on the transaction is also scheduled to be held on August 5, 2010, for Charles River shareholders of record as of June 30, 2010.

We continue to expect the transaction to close by the fourth quarter of 2010 and will keep shareholders informed as we work toward closing. In the meantime, let me reiterate why we are so excited about this compelling strategic combination – and the substantial benefits we see for our shareholders.

Combining Charles River’s leading expertise in in vivo biology with WuXi’s high-quality drug discovery and chemistry capabilities will enable us to create a full-service CRO capable of supporting clients’ early-stage drug development efforts in North America, Europe, and China as no other CRO can. We will be the industry’s go-to partner, able to offer a global, integrated and cost-effective approach across the drug development continuum.

We believe the combined company will be ideally positioned to address the rapidly changing needs of the customers of both companies. Under pressure to increase the cost-effectiveness of R&D spending, pharmaceutical companies are looking for a broad range of global outsourced solutions, particularly in early-stage drug development. These customers have expressed both to us and to Charles River their interest in an integrated platform of services that will enable a seamless and efficient transfer of molecules throughout the drug discovery process. As we expected, customer reaction to our merger announcement has been overwhelmingly positive.

WuXi will also gain significant cross-selling opportunities from the combination. While both organizations serve the leading global pharmaceutical companies, Charles River also has approximately 5,000 other customers, including small to medium-sized biopharmaceutical companies and academic and government institutions, which we will now have the opportunity to serve. We will also benefit from the efforts of Charles River’s 200-person sales force. In addition, we believe integration will be smooth due to the continuing active involvement of the WuXi management team post-closing and the limited overlap between our two companies. Charles River has only a small presence in China, where our operations are focused. Moreover, Charles River’s operations are mainly in research models and preclinical services, while our core competence is in discovery chemistry.

Based on our analysis, this proposed combination is compelling from a financial as well as a strategic perspective and will create substantial value for WuXi shareholders, who will retain significant upside through the stock component of the transaction. We believe the combined company’s top-line and bottom-line growth rate will be very attractive. We also expect to generate cost synergies of $20 million on an annualized basis beginning in 2011 from eliminating certain public company and G&A expenses, and from realigning certain operating units.

In short, this transaction is a great path forward for WuXi, as it is consistent with our existing strategy and will allow us to get more quickly where we were already headed. As China’s largest and most well-respected CRO, WuXi is well positioned to capitalize on future opportunities during the next stage of growth and development.

WuXi has been, and will continue to be, one of the fastest-growing platforms in the drug discovery sector and has excellent prospects for continued strong organic revenue growth in 2010, 2011, 2012 and beyond. In our first quarter 2010 earnings, we exceeded our guidance and analyst expectations for revenue and profit performance and increased our revenue guidance for the remainder of 2010. We expect to achieve 2010 revenue growth in the upper end of our previous guidance range of 15%-19%, placing us among the leaders in the global CRO industry.

WuXi’s core China-based business continues to enjoy very robust margins, which are expected to further improve in 2011 and 2012 as we reap the benefits of our investments in toxicology and large-scale manufacturing – two new growth areas where we believe we will be very successful.

WuXi also benefits from an attractive cost structure in China, with significantly lower labor costs compared to the United States, Europe and Japan. WuXi’s value proposition to customers comes not just from lower costs but also from highly skilled intellectual capital, world-class facilities and high productivity. In addition, we have successfully created a scalable infrastructure that will allow us to offer customers full-service early-stage drug development as our investments in areas such as biology, toxicology and large-scale manufacturing gain traction.

In sum, while WuXi is strategically well positioned to continue to grow our business as a stand-alone entity, we believe combining with Charles River will accelerate our goal of creating a fully integrated drug discovery and development service company able to provide our customers with even better solutions and our shareholders with a path to superior value creation.

We thank you for your continuing support.

Sincerely,

Dr. Ge Li
Chairman and Chief Executive Officer

Cautionary Note Regarding Forward-Looking Statements

Statements in this letter contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements, including anticipated benefits of the proposed combination with Charles River Laboratories, are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Risks with respect to the proposed combination include: (i) the possibility that the proposed combination may be delayed or not completed due to the failure to obtain stockholder or regulatory approvals or otherwise satisfy the conditions to the proposed combination as set forth in our acquisition agreement with Charles River; (ii) problems may arise in successfully integrating the businesses of the two companies; (iii) the acquisition may involve unexpected costs; (iv) the combined company may not achieve the anticipated transaction benefits; (v) restrictions in our acquisition agreement with Charles River that require us to conduct our business in the ordinary course consistent with past practices and in accordance with other specific limitations may delay or prevent us from taking advantage of business opportunities that may arise prior to the combination; (vi) the businesses may suffer as a result of uncertainty surrounding the combination; and (vii) the businesses may be subject to future regulatory or legislative actions and other risks that are described in our 2009 Annual Report on Form 20-F and Charles River’s 2009 Annual Report on Form 10-K under the caption “Risk Factors”, respectively, each filed with and available on the Securities and Exchange Commission’s (“SEC’s”) website at http://www.sec.gov. We assume no obligation and expressly disclaim any duty to update information contained herein except as required by law.

Additional Information

This document is not a solicitation of a proxy. In connection with the proposed combination, WuXi will mail a scheme document to its shareholders. Before making any voting or investment decisions, WuXi shareholders are urged to read the scheme document and other relevant documents provided to them because they will contain important information. The scheme document will be mailed to the WuXi shareholders seeking their approval of the proposed combination. In addition, the scheme document will be available free of charge at the SEC’s website, www.sec.gov.